UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Casper Sleep Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

1476216105

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1476216105	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS
New Enterprise Associates 14, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 1476216105	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS
NEA Partners 14, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 1476216105	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS
NEA 14 GP, LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 1476216105	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS
Forest Baskett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 1476216105	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS
Anthony A. Florence, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 1476216105	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS
Patrick J. Kerins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 1476216105	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 1476216105	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS
Peter W. Sonsini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,222,412 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,222,412 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,222,412 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 1476216105	13D	Page 10 of 18 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common shares, $0.000001 par value (the “Common Stock”), of Casper Sleep Inc. (the “Issuer”), having its principal executive office at Three World Trade Center, 175 Greenwich Street, Floor 39, New York, NY 10007.

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 14, L.P. (“NEA 14”);

(b) NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; and NEA 14 GP, LTD (“NEA 14 LTD” and, together with NEA Partners 14, the “Control Entities”), which is the sole general partner of NEA Partners 14; and

(c) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Scott D. Sandell (“Sandell”) and Peter W. Sonsini (“Sonsini”) (together, the “Directors”).  The Directors are the directors of NEA 14 LTD.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 14 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Sandell and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

The principal business of NEA 14 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 14 is to act as the sole general partner of NEA 14.  The principal business of NEA 14 LTD is to act as the sole general partner of NEA Partners 14.  The principal business of each of the Directors is to manage the Control Entities, NEA 14 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 14 and NEA Partners 14 are exempted limited partnerships organized under the laws of the Cayman Islands.  NEA 14 LTD is an exempted company organized under the laws of the Cayman Islands.  Each of the Directors is a United States citizen.

CUSIP No. 1476216105	13D	Page 11 of 18 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On February 6, 2020, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (File No. 333-235874) in connection with its initial public offering of 8,350,000 shares of Common Stock (the “IPO”) was declared effective.  The closing of the IPO took place on February 10, 2020 (the “Closing”), and in connection with such closing, NEA 14 purchased an aggregate of 1,250,000 shares of the Issuer’s Common Stock at the offering price of $12.00 per share.  Prior to the Closing, NEA 14 held (i) 3,360,051 shares of Series A preferred stock; (ii) 379,510 shares of Series B preferred stock; (iii) 815,914 shares of Series C preferred stock and (iv) 240,021 shares of Series D preferred stock (together, the “Preferred Stock”) purchased in a series of private transactions for an aggregate purchase price of $51,075,329. Prior to the Closing, the Preferred Stock converted into 4,972,412 shares of Common Stock. NEA 14 now holds a total of 6,222,412 shares of Common Stock (the “NEA 14 Shares”).

The working capital of NEA 14 was the source of the funds for the purchase of the NEA 14 Shares.  No part of the purchase price of the NEA 14 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 14 Shares.

Item 4.	Purpose of Transaction.

NEA 14 acquired the NEA 14 Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 14 and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 1476216105	13D	Page 12 of 18 Pages

Item 5.	Interest in Securities of the Issuer.

(a)
NEA 14 is the record owner of the NEA 14 Shares.  As the sole general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares.  As the sole general partner of NEA Partners 14, NEA 14 LTD may be deemed to own beneficially the NEA 14 Shares.  As members of NEA 14 LTD, each of the Directors may be deemed to own beneficially the NEA 14 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 14 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on 39,672,912 shares of Common Stock reported by the Issuer to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on February 7, 2020.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

NEA 14 has entered into a lock-up agreement with the underwriters of the IPO pursuant to which NEA 14 has generally agreed not to, subject to certain exceptions, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of Common Stock; or enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC during the period ending 180 days after February 5, 2020.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 1476216105	13D	Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 20th day of February, 2020.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:         *
       Scott D. Sandell
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                  *
                Scott D. Sandell
                Director

NEA 14 GP, LTD

By:                  *
 Scott D. Sandell
 Director

CUSIP No. 1476216105	13D	Page 14 of 18 Pages

*
Forest Baskett

*
Patrick J. Kerins

*
Anthony A. Florence, Jr.

*
Scott D. Sandell

*
Peter W. Sonsini

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 1476216105	13D	Page 15 of 18 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Casper Sleep Inc.

EXECUTED this 20th day of February, 2020.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:         *
       Scott D. Sandell
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                  *
                Scott D. Sandell
                Director

NEA 14 GP, LTD

By:                  *
                Scott D. Sandell
                Director

CUSIP No. 1476216105	13D	Page 16 of 18 Pages

*
Forest Baskett

*
Patrick J. Kerins

*
Anthony A. Florence, Jr.

*
Scott D. Sandell

*
Peter W. Sonsini

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 1476216105	13D	Page 17 of 18 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

CUSIP No. 1476216105	13D	Page 18 of 18 Pages

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang